FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2004
Commission File Number: 0-29154

IONA Technologies PLC
(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

Contacts: Beth Mittelman Investor Relations (781) 902-8033 ir@iona.com	Don Roedner Corporate Communications (781) 902-8888 don.roedner@iona.com	Tara Humphreys Corporate Communications + (353) 1-6372146 tara.humphreys@iona.com

SENIOR INDUSTRY EXECUTIVE JOINS IONA TECHNOLOGIES MANAGEMENT TEAM

William McMurray Appointed Worldwide Sales Vice President

Dublin, Ireland & Waltham, Mass. — January 21, 2004 — IONA® (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced it has named William B. McMurray to the position of Vice President of Worldwide Sales.

Mr. McMurray joins IONA with more than 20 years experience in international sales management, having served in vice president and director positions for organizations including IBM and Level 8, in Europe, the United States of America, and Asia Pacific.

“We are excited to have Bill join IONA’s operating team,” said Peter Zotto, Chief Operating Officer at IONA. “Bill’s strong focus on delivering value to customers, coupled with his demonstrated international sales experience and success, adds another critical element for IONA to capitalize on the growing Web services market opportunity. Bill is a demonstrated builder and leader of effective sales teams, and I am confident that his efforts will further strengthen IONA’s integration market leadership.”

Prior to joining IONA, Mr. McMurray most recently held senior vice president positions with Parametric Technology Corporation (PTC), in Europe and Asia. Prior to 2001, Mr. McMurray had full responsibility for all software, services, and maintenance business for Level 8 Systems in the European and Asia Pacific regions. Mr. McMurray joined Level 8 Systems in 1999 from Seer Technologies, where he had served in vice president positions for the Americas and Asia Pacific regions for more than 3 years. Mr. McMurray’s career in technology began with IBM Australia in 1984. From 1984 through 1995, Mr. McMurray rose through the ranks from local sales account manager to National Director of Software Sales.

“I am delighted to be joining IONA at this time in the company’s history,” said Bill McMurray, IONA’s newly appointed Vice President of Worldwide Sales. “IONA has an enormously impressive roster of enthusiastic enterprise customers. And with Artix,

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IONA is in a clear leadership position in a new era of enterprise integration. IONA’s customers are some of the most strategic, aggressive users of technology in the world. I’m looking forward to working with them to utilize high-performance, cost-effective, standards-based solutions to help resolve their pressing enterprise integration challenges.”

About IONA

For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® product family. The Artix™ product family, IONA’s new generation of integration solutions, extends IONA’s commitment to service-oriented industry standards, including Web services.

With its partners, IONA is the only company that can deliver NOW on the promise of service-oriented integration, making it possible for customers to achieve system longevity and agility at a significantly lower cost.

IONA’s customers include Global 2000 companies in telecommunications, financial services, aerospace, and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Bank of Montreal, Merrill Lynch, Winterthur Insurance, Zurich Insurance and Boeing.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. Microsoft .NET is software for connecting people, information, systems, and devices. J2EE is a trademark or registered trademark of Sun Microsystems, Inc. in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: January 21, 2004	By:	/s/ Christopher J. Horn

Christopher J. Horn Chief Executive Officer and Director